

Mail Stop 4546

October 31, 2016

Via E-mail
Mr. Matthew P. Young
Executive Vice President and Chief Financial Officer
Jazz Pharmaceuticals plc
Fourth Floor, Connaught House
One Burlington Road
Dublin 4
Ireland

      Re: Jazz Pharmaceuticals plc
                  Form 10-K for the Year Ended December 31, 2015
                  Filed February 23, 2016
                  Form 8-K dated August 9, 2016
                  Filed August 9, 2016
                  Form 8-K/A dated July 12, 2016
                  Filed September 27, 2016
                  File No. 001-33500

Dear Mr. Young:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed August 8, 2016
Exhibit 99.1 Press Release dated August 9, 2016
Non-GAAP Financial Measures, page 5

1. You disclose that intangible asset amortization, upfront and milestone payments, and restructuring, transaction and integration related costs are not indicative of your core operating results, yet these items are readily associated with product acquisitions (through either business combination, asset acquisitions or in-licensing) and appear to be an integral part of your strategy to create shareholder value as disclosed on page 3 of your 2015 Form 10-K. In addition, it is unclear how share-based compensation is not

indicative of your core operating results as it appears to be a continuing component of your compensation package to employees. Please provide us proposed revised disclosure to be included in future earnings releases explaining the reasons why your non-GAAP measures provide useful information to investors and analysts without referring to "core operating results."

Form 8-K/A filed September 27, 2016
Exhibit 99.4
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Note 1: Basis of Presentation, page 5

2. You disclose that the identifiable intangible assets you acquired include in-process research and development, or IPR&D. You also disclose that your preliminary estimate of $1.8 billion in IPR&D relates to Vyxeos. In Note 1 to your financial statements in your June 30, 2016 Form 10-Q you indicate that in addition to Vyxeos, you acquired Celator's proprietary technology platform, CombiPlex. Please tell us the preliminary fair value you attribute to CombiPlex and why you do not reflect amortization of this intangible asset in your pro forma statements of income given that CombiPlex appears to be an intangible asset used in research and development and not a separate IPR&D project.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance